UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 1-8747

NOTIFICATION OF LATE FILING

(Check One): [ ]	Form 10-K [ ]	Form 11-K [ ]	Form 20-F [X]	Form 10-Q
[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:        December 28, 2006

         Transition Report on Form 10-K
         Transition Report on Form 20-F
         Transition Report on Form 11-K
         Transition Report on Form 10-Q
         Transition Report on Form N-SAR

        For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: AMC ENTERTAINMENT INC.

Former name if applicable:

Address of principal executive office (street and number): 920 Main Street

City, state and zip code: Kansas City, Missouri 64105

PART II
RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on
[X]

Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 20-F,11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant requires additional time to prepare and file its Quarterly Report on Form 10-Q for the thirty-nine weeks ended December 28, 2006 (the “Third Quarter Form 10-Q”).  Management is in the process of finalizing its accounting for stock-based compensation in accordance with Financial Accounting Standards Board Statement No. 123(R), Share Based Payments and Staff Accounting Bulletin No. 107, Share-Based Payments.  The Registrant will file its Third Quarter Form 10-Q as promptly as practicable and in any event no later than February 20, 2007.

PART IV
OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification

Craig R. Ramsey	816	221-4000

(Name)	(Area Code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes        [  ] No

        (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes        [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMC Entertainment Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 13, 2007	By	/s/ Craig R. Ramsey

	Name:	Craig R. Ramsey
	Title:	Executive Vice President and Chief Financial Officer